Exhibit 99.(k)(3)

iDirect Private Credit Advisors, LLC
60 East 42nd Street
New York, New York 10165

As of June 24, 2026

iDirect Private Credit Fund
60 East 42nd Street
New York, New York 10165

Re:	Amended and Restated Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

iDirect Private Credit Advisors, LLC (the “Adviser”) and iDirect Private Credit Fund (the “Fund”) previously entered into that certain Expense Limitation and Reimbursement Agreement, dated November 15, 2024, as subsequently amended and restated (the “Prior Agreement”). The Adviser and the Fund desire to amend and restate the Prior Agreement in its entirety as set forth below. Accordingly, the Adviser and the Fund agree as follows:

1.               Expense Limitation. For the period from the effective date of that certain Investment Management Agreement (the “Advisory Agreement”), between the Fund and the Adviser, for a term beginning on July 10, 2025 (the “Initial Closing Date”), and ending on July 31, 2027 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its investment advisory fee with respect to the relevant month and pay, absorb or reimburse “Specified Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses do not exceed 0.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”). In any month, the Adviser and/or an affiliate shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation. For purposes of this amended and restated letter agreement (this “Agreement”), the daily value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.               Specified Expenses. The Expense Limitation applies only to the Fund’s Specified Expenses, which include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Management Fee, distribution and servicing Fees and Investment Interest (as defined in the Fund’s prospectus) expenses (which consist of any costs or expenses in connection with the Fund’s acquisition of, or admission to, the Investment Interests (including transaction costs and legal costs associated with the Investment Interests) and any ongoing costs and expenses of the Investment Interests that are passed through to the Fund); (ii) interest expenses and related borrowing costs incurred by the Fund (including costs incurred in connection with a credit facility); (iii) other investment-related expenses of the Fund (including financing, commitment, origination and other similar fees and expenses); (iv) taxes; and (v) litigation and other extraordinary expenses. “Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

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3.               Term. This Agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination. Sections 3 and 4 of this Agreement shall survive any termination of this Agreement.

4.               Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone investment advisory fees and Specified Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years after the date on which such fees are foregone or expense is incurred by the Adviser (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap. For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation, the Adviser and/or an affiliate shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser and/or an affiliate to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

5.               Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

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6.               Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.               Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.               Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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iDIRECT PRIVATE CREDIT ADVISORS, LLC:

By:	/s/ Brian Hourihan
Name: Brian Hourihan
Title: Managing Director, Legal

Accepted and Agreed:

iDIRECT PRIVATE CREDIT FUND

By:	/s/ Nicholas Veronis
Name: Nicholas Veronis
Title: President

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